Exhibit II

to

Schedule 13G

Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated February 14, 2022 in connection with their beneficial ownership of Hims & Hers Health, Inc. Each of Columbia Small Cap Growth Fund and Columbia Management Investment Advisers, LLC authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.

By:	/s/ Michael G. Clarke
Name:	Michael G. Clarke
Title:	Senior Vice President, Head of Global Operations

Columbia Management Investment Advisers, LLC

By:	/s/ Michael G. Clarke
Name:	Michael G. Clarke
Title:	Senior Vice President, Head of Global Operations

Columbia Small Cap Growth Fund

By:	/s/ Michael G. Clarke
Name:	Michael G. Clarke
Title:	Senior Vice President & Chief Financial Officer